BB 3/3

[redacted]

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
107

SECUR 10028266 SION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&T Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Delaware Ave, Suite 2000
(No. and Street)

Buffalo	NY	14202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Randall 716-842-5780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center	Buffalo	NY	14203-2879
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, Christopher D. Randall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M+T Securities, Inc., as of February 25, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres/CEO M+T Sec.

Title

CLAIRE DADDARIO MCCARTHY
Notary Public, State of New York
No. 01MC6031198
Qualified in Erie County
Commission Expires September 27, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Accountants

To the M&T Board of Directors and Shareholder of
M&T Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of M&T Securities, Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by M&T Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M&T Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the nine months ended December 31, 2009. Management is responsible for M&T Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

   Payment dated November 4, 2009 in the amount of $38,128.14 compared to M&T Securities, Inc. Wire Transfer Summary and DDA Account #15880594, indicating outgoing payment. Activity Summary and obtained from Patrick Andrews, Vice President of Finance, M&T Securities, Inc. In addition, payment dated February 23, 2010 in the amount of $23,494.16 compared to M&T Securities, Inc. Wire Transfer Summary and DDA Account #15880594, indicating outgoing payment. Activity Summary and obtained from Patrick Andrews, Vice President of Finance, M&T Securities, Inc. No differences were noted.

2. Compared the Total Revenue amount reported on Page 5, Line 9 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on M&T Securities, Inc.'s Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $61,597,643 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared additions on line 6, Interest Expense, of $4,007 to Pershing IBD Activity Summary for Sundry Charges Account provided by Patrick Andrews, Vice President of Finance, M&T Securities, Inc. No differences were noted.

   b. Compared deductions on line 1, revenues from the sale of annuities and from the business of insurance, of $34,776,143 to the Hyperion MFA General Ledger Report provided by Patrick Andrews, Vice President of Finance, M&T Securities, Inc. No differences were noted.

c. Compared deductions on line 3, clearance paid to other SIPC members in connection with securities transactions, of $1,002,941 to the Hyperion MFA General Ledger Report provided by Patrick Andrews, Vice President of Finance, M&T Securities, Inc. No differences were noted.

d. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $1,173,648 to the Hyperion MFA General Ledger Report provided by Patrick Andrews, Vice President of Finance, M&T Securities, Inc. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $24,648,918 and $61,622.30, respectively of the Form SIPC-7T. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M&T Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Shareholder of
M&T Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of M&T Securities, Inc. (the "Company") (a wholly-owned subsidiary of Manufacturers and Traders Trust Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

PRICEWATERHOUSECOOPERS

M&T SECURITIES, INC.

Financial Statements and Schedules

December 31, 2009

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2009

	Page
Report of Independent Auditors	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Stockholder's Equity	5
Notes to Financial Statements	6
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	14
Schedule II: Statement of Exemption Under Rule 15c3-3 of the Securities and Exchange Commission	15

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
3600 HSBC Center
Buffalo NY 14203-2879
Telephone (716) 856 4650
Facsimile (716) 856 1208

Report of Independent Auditors

To the Board of Directors and Shareholder of
M&T Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, cash flows and changes in stockholder's equity present fairly, in all material respects, the financial position of M&T Securities, Inc. (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2010

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2009
(Dollars in thousands)

Assets:	
Deposits at parent:	
Operating account	$ 606
Accounts segregated for customer funds	3,937
Securities owned, at fair value	10,504
Investment in MTB Money Market Mutual Fund	25,006
Receivable from broker	7,361
Furniture and equipment, at cost less accumulated depreciation of $2,449	1,225
Deferred income taxes	1,724
Other assets	4,376
Total assets	$ 54,739
Liabilities:	
Due to customers	$ 3,952
Due to parent	2,355
Commissions payable	2,045
Current income taxes payable to parent	443
Other liabilities	2,095
Total liabilities	10,890
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding	75
Additional paid-in capital	25,973
Retained earnings	17,801
Total stockholder's equity	43,849
Total liabilities and stockholder's equity	$ 54,739

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Income
Year ended December 31, 2009
(In thousands)

Revenues:	
Commissions	$ 60,547
Fees	10,180
Trading	6,807
Interest	286
Other	5,148
Total revenues	82,968
Expenses:	
Employee compensation and benefits	48,863
Occupancy	12,377
Clearing broker fees	1,367
Other	14,439
Total expenses	77,046
Income before income taxes	5,922
Income taxes	2,509
Net income	$ 3,413

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year ended December 31, 2009
(In thousands)

Cash flows from operating activities:		
Net income	$	3,413
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense		1,016
Depreciation and amortization		939
Deferred income tax benefit		(349)
Net change in:		
Trading account		1,355
Receivable from broker		(4,365)
Commissions payable		(536)
Current income taxes payable to parent		(126)
Other, net		1,424
Net cash provided by operating activities		2,771
Cash flows from investing activities:		
Proceeds from sale of investment securities		2,325
Purchase of investment securities		(3,850)
Capital expenditures, net		(290)
Net cash used by investing activities		(1,815)
Cash flows from financing activities:		
Capital contribution from parent		1,407
Net cash provided by investing activities		1,407
Net increase in cash and cash equivalents		2,363
Cash and cash equivalents at beginning of year		23,249
Cash and cash equivalents at end of year	$	25,612

Supplemental disclosure of cash flow information		
Interest received during the year	$	371
Income taxes paid to parent during the year		2,984
Supplemental disclosure of noncash financing activities		
Net asset contribution from parent	$	1,378

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2009

		Common stock	Additional paid-in capital	Retained earnings	Total
		(In thousands)			
Balance at January 1, 2009	$	75	22,172	14,388	36,635
Net income		-	-	3,413	3,413
Capital contribution from parent		-	2,785	-	2,785
Stock-based compensation expense		-	1,016	-	1,016
Balance at December 31, 2009	$	75	25,973	17,801	43,849

See accompanying notes to financial statements.

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of M&T Bank. The Company provides securities brokerage, investment advisory and insurance services.

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual funds, fixed income and other securities, and annuity and insurance products in the banking offices of M&T Bank. The mutual fund activity is either self-cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies, or is cleared utilizing the clearing broker. Annuity and life insurance products are self-cleared directly with insurance companies.

The Company acts as both principal and riskless principal on municipal security transactions and other fixed income government and corporate securities. As principal, securities are purchased from dealers at the market rate and held until sold at a mark-up to the customer. As riskless principal, the Company purchases securities from dealers at the market rate and simultaneously delivers the securities to the customer at a mark-up. Revenues associated with these activities are included in trading revenue in the statement of income. The Company participates in municipal securities underwriting activities as a syndicate member or as part of a selling group. The Company also acts as manager for the issuance and distribution of municipal notes and bonds. Revenues associated with these activities are included in other revenue in the statement of income. As distributor, the Company may maintain an inventory of these issues until sold.

The Company provides certain mutual fund shareholder services to the MTB Group of Funds, an open-end registered investment company. The associated revenues totaled $1,730,000 in 2009 and are included in fee revenues in the statement of income.

The Company is subject to applicable federal and state securities laws and regulations, the rules of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and state insurance laws and regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of this statement, cash and cash equivalents consist of the operating checking account with M&T Bank and investments in the MTB Money Market Mutual Fund.

Securities owned

Securities owned are classified as either trading or available for sale, and are stated at fair value. Realized gains and losses and unrealized changes in fair value of trading securities are included in trading revenue in the statement of income. Realized gains and losses on available-for-sale securities are included in other revenue in the statement of income. Unrealized gains and losses on available-for-sale securities are reflected in accumulated other comprehensive income (loss), net of applicable taxes, as a component of stockholder's equity in the statement of financial condition.

Investment in MTB Money Market Mutual Fund

The Company invests available funds in excess of anticipated liquidity requirements in the MTB Money Market Mutual Fund. This mutual fund predominately invests in short-term debt obligations issued by the U.S. government and its agencies and corporations and repurchase agreements, secured by these obligations. Income earned on the investment is included in interest revenue in the statement of income.

Commissions and clearing broker fees

Commissions from brokerage services and sales of mutual funds and annuities that are reasonably estimable are recorded as income on the trade date. Commissions from life insurance sales are recorded when received from the insurance companies. Clearing broker fees and other expenses are recognized as incurred.

2. Summary of significant accounting policies, continued

Stock-based compensation

Employees of the Company have been granted restricted stock awards, comprised of restricted stock and restricted stock units, and options to purchase shares of common stock of M&T Bank Corporation ("M&T"), the parent company of M&T Bank, under incentive compensation plans of M&T. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the Securities and Exchange Commission ("SEC").

The Company recognizes expense for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expense in the statement of income and totaled $1,016,000 in 2009. As of December 31, 2009, outstanding stock options and restricted stock awards granted to the Company's employees totaled 225,667 (of which 145,221 were exercisable) and 22,476, respectively.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and combined New York State and New York City income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files income tax returns in over thirty states and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

3. Securities owned

The Company maintains a trading inventory of municipal notes and bonds as both principal and riskless principal. The fair value of these securities totaled $2,429,000 at December 31, 2009.

The Company also owns municipal auction rate securities for investment purposes, classified as available for sale, totaling $8,075,000 at December 31, 2009. The fair value of these securities approximated the amortized cost. Of these securities, $75,000 mature in 2010 and $8,000,000 mature after 2019.

Valuations of securities owned by the Company have been classified as Level 2 in the fair value hierarchy established by generally accepted accounting principles. Level 2 valuations include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or valuations arrived at by using model-based techniques in which all significant inputs are observable in the market.

4. Pension plans and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits for the defined benefit plan accrue to participants based on their level of compensation and number of years of service. Amounts contributed to that plan are sufficient to meet Internal Revenue Code funding standards. Net periodic pension expense for the defined benefit plan recognized by the Company in 2009 was $597,000. Amounts paid to the defined contribution pension plan are based on an individual participant's total compensation (generally defined as total wages, incentive compensation, commissions and bonuses) and years of service. Pension expense recorded by the Company in 2009 related to the defined contribution plan was $734,000. Expenses related to the pension plans are included in employee compensation and benefits expense in the statement of income.

The Company also participates in M&T's defined benefit health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are covered in the plan. The postretirement benefits expense recognized by the Company in 2009 was $135,000. Such expense is included in employee compensation and benefits expense.

4. Pension plans and other postretirement benefits, continued

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("Savings Plan"). The Savings Plan is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution to the Savings Plan in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. The Company's contributions to the Savings Plan totaled $1,311,000 in 2009 and are included in employee compensation and benefits expense.

5. Income taxes

The components of income taxes were as follows:

	(In thousands)
Current	
Federal	$2,275
State and city	583
Total current	2,858
Deferred	
Federal	(280)
State and city	(69)
Total deferred	(349)
Total income tax expense	$2,509

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	(In thousands)
Income tax expense at statutory rate	$2,073
State and city income taxes, net of federal income tax effect	334
Stock-based compensation	139
Other	(37)
	$2,509

5. Income taxes, continued

Net deferred tax assets were comprised of the following:

	(In thousands)
Stock-based compensation	$1,489
Intangible assets	184
Incentive compensation plans	143
Total deferred tax assets	1,816
Depreciation and amortization	(92)
Total deferred tax liabilities	(92)
Net deferred tax asset	$1,724

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

6. Related party transactions

Cash and money-market assets

The Company maintains a checking account with M&T Bank. When available, funds are invested in the MTB Money Market Mutual Fund, a mutual fund managed by MTB Investment Advisors, Inc., a wholly owned subsidiary of M&T Bank. The Company also maintains deposit accounts with M&T Bank that are segregated for the benefit of customers under rule 15c3-3 of the SEC and to facilitate other customer transactions.

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2009 related to premises of M&T Bank occupied by the Company totaled $10,991,000, and was equal to 20% of adjusted gross commission income earned by the Company from sales at certain banking offices, less sales management, marketing, promotion and other expenses incurred by the Company deductible under this agreement. The Company also occupies non-banking office space in facilities owned or leased by M&T Bank. Occupancy expense related to those facilities amounted to $1,186,000 in 2009.

6. Related party transactions, continued

Payable due to parent

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

Training

The Company conducts technical training sessions for employees of M&T Bank. Amounts received from M&T Bank reimbursing the Company for those sessions totaled $241,000 in 2009 and were included as a reduction of other expenses in the statement of income. Additionally, M&T Bank provides training services to employees of the Company. Amounts paid by the Company to M&T Bank for training totaled $53,000 in 2009 and were included in other expenses in the statement of income.

Services performed by parent

Costs for data processing, personnel administration, legal and other services performed by M&T Bank on behalf of the Company are included in other expenses in the statement of income and totaled $5,798,000 in 2009.

7. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $35,723,000 at December 31, 2009, which was $34,997,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1 at December 31, 2009.

8. Contingent liabilities

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company does not expect to incur significant losses as a result of this type of nonperformance.

8. Contingent liabilities, continued

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not experienced any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009
(In thousands)

Net capital

Stockholder's equity	$	43,849
Capital adjustment for non-allowable assets:		
Deferred income taxes		1,724
Furniture and equipment		1,225
Various asset accounts not offset against related liabilities		2,952
Net capital before haircut on securities positions		37,948
Haircut on securities positions		2,225
Net capital		35,723
Required net capital (6 2/3% of aggregate indebtedness of $10,890)		726
Excess net capital	$	34,997

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2009, submitted on January 27, 2010.

M&T SECURITIES, INC.
Statement of Exemption Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.